Exhibit 15.11

PACIFIC INTERNET LIMITED

CODE OF BUSINESS ETHICS AND CONDUCT

PACIFIC INTERNET LIMITED CODE OF BUSINESS ETHICS AND CONDUCT (2nd Revised Version)

INTRODUCTION

The Company’s code of business ethics and conduct (the “Code”), which is a set of policies by which governs the Company’s business operations and actions as well as each Employee’s responsibilities. This Code is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 and relevant NASDAQ rules and is applicable to all Directors and Employees (as defined below) of the Company.

This Code reflects the Company’s commitment to integrity and ethics. Through this Code, the Company’s work environment is one that Employees can feel safe in and have confidence in the way the Company is managed. It is also through this Code that customers and partners can trust the Company’s activities are carried out fairly and with integrity.

References in this Code to the following words or phrases shall have the meanings as set out below:

“Board Committee” means the Nominating/Corporate Governance Committee of the Board of Directors of Pacific Internet Limited.

“Company” means Pacific Internet Limited or any of its subsidiaries and associated companies.

“Directors” means directors appointed to the various Boards of the Company who are not Employees.

“Employees” means the all executive officers, full-time employees, contract employees and permanent part-time employees legally employed by Pacific Internet Limited or any of its subsidiaries and associated companies.

“Ethics Committee” means the Company’s ethics committee consisting of the Head of Group Human Resource & Administration and the Head of Group Legal/ Company Secretary and such other management personnel as may be added from time to time.

“Retaliatory Action” means the use of (or any attempt to use) authority, threats or other action including but not limited to demotion, suspension, harassment or any other discriminatory action by any employee or officer of the Group to influence or to interfere with the right of another Employee to report any violation of this Code or against an Employee who has, in good faith made or assisted in making a complaint.

1.	GENERAL PRINCIPLES

This Code shall be enforced at all organizational levels. It is each Director and Employee’s responsibility to be aware of and adhere to this Code and ensure that others do the same.

This Code is based on the following general principles:

•	Compliance with the Law

The Company, Directors and its Employees shall comply with all applicable law, rules and regulations.

Pacific Internet Limited

Code of Business Ethics and Conduct

•	Adherence to Honest and Ethical Standards

The Company is committed to maintaining the highest level of integrity in its business dealings with shareholders, Employees, customers, suppliers, local communities, governments at all levels, and the general public wherever we operate.

•	Full and Fair Disclosure

The Company is committed to ensuring that the disclosures in the Company’s periodic reports filed with the SEC and all other public communications are full, fair, accurate, timely and understandable.

•	Responsible Business Citizenship.

The Company, Directors and its Employees will act as responsible citizens in the communities where the Company does business. We must be mindful of avoiding at all times, on and off the job, circumstances and actions that give the appearance of wrongdoing that could discredit the Company.

2.	COMPLIANCE WITH APPLICABLE LAWS, RULES AND REGULATIONS

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Director and Employee to adhere to the standards and restrictions imposed by such laws, rules and regulations, including without limitation, laws, rules and regulations related to securities, labour, employment and workplace safety matters.

Any violation of any applicable law, rule, regulation or Company policy should be reported to the Company immediately in accordance with the reporting procedures set out under Section 7 of this Code. Such violations could result in disciplinary action, including termination of employment and criminal or civil actions where applicable.

Any Employee who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should discuss the situation with their immediate supervisor or the Managing Director of their respective Group Company, the Head of Group Legal/Company Secretary, Head of Group Human Resource & Administration, CFO or President & CEO to prevent potential problems at a later date.

3.	EMPLOYEE RELATIONS

3.1	EMPLOYEE / EMPLOYER RIGHTS

An Employee’s rights and the Company’s rights as an employer are governed by the laws of the country of employment, the work rules of the employing unit and individual written employment contracts, if any.

Where local laws pertaining to employment contain mandatory requirements that differ from the provisions of this Code, these country laws prevail for an Employee working in such countries, unless otherwise agreed to in writing between the Company and the Employee.

3.2	WORK ENVIRONMENT

The Company emphasizes on maintaining the highest standard of a quality work environment where all Employees respect and believe in one another. Honesty in everything we do, good character, positive attitude, strong ethics and high moral standards make a quality work environment. Each Employee has a personal responsibility to abide by all of these standards.

Pacific Internet Limited

Code of Business Ethics and Conduct

Harassment

The Company is committed in providing a work environment in which all individuals are treated with respect and dignity. The Company will not tolerate sexual remarks, unwelcome sexual advances, requests for sexual favors, or other forms of harassment which include inappropriate rage, violence, or any conduct in the workplace that creates an intimidating, threatening, or otherwise hostile environment.

Discrimination

This Code prohibits unequal treatment of persons based on factors that do not lead to job performance. Our policy is to recruit, hire, train, promote and compensate without regard to race, national origin, religion, sex, age, color, disability, veteran status or marital status.

Drug and Alcohol Abuse

It is the intent of the Company to abide by applicable laws and regulations relative to the possession or use of alcohol and drugs. Abuse of drugs and alcohol impairs Employee judgment, which may result in increased safety risks, Employee injuries, and impair decision-making.

The consumption of alcohol during office hours is only permissible within reasonable limits during company functions / client entertainment. The Company does not allow consumption of alcohol on Company premises except during Company sponsored events and when prior permission has been granted.

Office Politics

The Company is committed in creating a working environment devoid of stressful, non-productive office politics such as backbiting and manipulating behavior. The Company encourages diplomacy that reduces non-productive stress.

Healthy Lifestyle

The Company supports the promotion of a healthy lifestyle. As such, it promotes a ‘smoke-free’ work environment and provides a well-ventilated workplace to all Employees.

Safety Workplace

The Company is committed in maintaining a safe and healthy work environment for all Employees, in compliance with local safety codes and reasonably free of known safety hazards.

Employee’s Privacy

The Company operates on the firm belief of respect for each Employee’s privacy. The respect for Employee privacy precludes any concern relative to personal conduct off the job, unless such conduct impairs the Employee’s work performance or affects the reputation or legitimate business interest of the Company.

Open Door Policy

The Company practices openness in communication and handling of grievances through an open-door policy. For more information, please refer to the Company’s Employee Handbook.

Pacific Internet Limited

Code of Business Ethics and Conduct

Employees as Stakeholders

The Company views Employees as stakeholders and practices a fair and equitable appraisal and reward system that aims at maintaining a long-term and productive work environment. Employees are crucial to our success. We aim to retain by providing appropriate rewards and career opportunities that are in-line with their abilities and skills.

3.3	CONFLICT OF INTEREST

Directors and Employees are expected to act and perform his or her duties ethically and honestly and with the highest sense of integrity.

This requires Directors and Employees to avoid actual or apparent conflicts of interest between personal and professional relationships.

A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the Company’s interest.

Some examples of actual or potential conflicts of interest are:

(a)	Being engaged in outside activities or interests that impairs or affects his/her ability to discharge their duties properly;

(b)	Being an owner of, employed by or having a substantial interest in a company which is a competitor of the Company, a supplier to or customer or partner of the Company;

(c)	Making use of information acquired by virtue of his/her position in the Company to make a profit or gain an advantage;

(d)	Engaging in a business transaction involving the Company for personal profit or gain;

(e)	Accepting or giving money or gifts (subject to section 5.2 below) excessive hospitality, loans or other special treatment from or to any competitor, supplier, customer or partner of the Company; and

(f)	Learning of a business opportunity through association with the Company and disclosing it to a third party or investing in the opportunity without first offering it to the Company.

Conflicts of interest situations are prohibited as a matter of Company policy unless they have been duly disclosed to and approved by (a) the Board of Directors in the case of Directors; (b) the President & Chief Executive Officer in the case of Employees and (c) the Audit Committee as set out in the Code of Ethics for Senior Executives and Financial Officers in the case of Senior Executives and Financial Officers.

Employees may serve on the board of directors of another company or industry association or committee without prior approval unless there is a potential conflict of interest with the Company. However, notice of any board memberships or such other affiliations outside the Company must be notified promptly to Group Human Resource & Administration or to the Human Resource Head of your respective Group Company.

Pacific Internet Limited

Code of Business Ethics and Conduct

Directors may serve on the boards and/or committees of other organizations without prior approval unless there is a potential conflict of interest with the Company. However, notice of any board memberships must be promptly notified to the Company Secretary of the company of which you are a director of.

3.4	ILLEGAL OR IMPROPER ACTS

This Code prohibits Directors and Employees from engaging in illegal or improper acts which include but are not limited to:

-	Conviction or plea of “guilty” or “no contest” to any crime constituting a felony in the jurisdiction in which committed, any crime involving moral turpitude, or any violation of criminal law involving dishonesty or willful misconduct;

-	Repeated failure or refusal to perform your duties in an acceptable manner, or to follow the lawful and proper directives of the Company, the Board of Directors or your supervisor(s) or manager(s);

-	Failure to disclose side agreements or “understandings” with a customer, supplier or partner that are outside the terms of the contract; or

-	Other misconduct that has or may discredit or damage the Company or its reputation.

3.5	FRAUD AND SIMILAR IRREGULARITIES

All Directors and Employees must be cognizant of fraud within the Company including but not limited to dishonesty, deception or intentional misrepresentation or any act which may result in false or misleading entries in its books and records. Any such acts should be reported to the Company immediately in accordance with the Company’s Policies & Procedures for Reporting Improper Accounting Activity and Retaliatory Action (“Whistleblower Policy”) as amended from time to time.

4.	PUBLIC DISCLOSURES, ACCOUNTING CONTROLS, PROCEDURES AND RECORDS

The Company is committed to ensuring that the disclosures in the Company’s periodic reports filed with the SEC and all other public communications are full, fair, accurate, timely and understandable and each Employee is to work diligently towards this goal.

In order to achieve the aforesaid goal:

-	the Company has developed and maintains a system of internal accounting controls and procedures in order to provide reasonable assurance that transactions within the Group are properly authorized, recorded and are in compliance with all applicable laws. Internal controls in place within the Group include but are not limited to written policies and guidelines, supervisory review and monitoring, budgetary controls and various other checks and balances, such as policies in respect of the execution of contracts and authority and cheque matrices; and

-	the Company has also developed and maintained a set of disclosure controls and procedures to ensure that all information required to be disclosed by the Company under any SEC regulation or any other applicable laws or regulations is recorded, processed, summarized and reported within the prescribed time periods.

Pacific Internet Limited

Code of Business Ethics and Conduct

It is crucial for Directors and Employees to be aware that responsibility for compliance with these internal controls and disclosure controls and procedures does not rest solely with the Company’s financial officers. Each Director and Employee is expected to be familiar with, and to adhere strictly to, these internal controls and disclosure controls and procedures.

Employees must also adhere strictly to the following non-exhaustive principles:

-	all business transactions must be properly authorized in accordance with the Company’s procedures and policies and be fairly, completely and accurately recorded in the Company’s books and records;

-	all Company accounting records, together with reports produced from these records must be kept and presented in accordance with all applicable laws and regulations and must not contain any false or intentionally misleading entries;

-	Employees are expected to comply fully and accurately with all audits, requests for special record-keeping or retention of documents or any information from the Company’s management or its internal and/or external auditors; and

-	No information is to be intentionally withheld from or misrepresented to the Company’s internal and/or external auditors.

Any Director or Employee who reasonably believes that the Company’s books and records are not in conformity with the above requirements should immediately report the matter to the appropriate party in accordance with the reporting procedures set out under Section 7 of this Code.

5.	BUSINESS PARTNERS, VENDORS AND CUSTOMERS

5.1	PROCUREMENT OF GOODS AND SERVICES

The Company is committed to dealing fairly with our suppliers. We will emphasize fair competition in a competitive evaluation process to determine the best supplier, without discrimination or deception, in a manner consistent with long-lasting business relationships.

Directors and Employees shall not attempt to exert influence to obtain “special treatment” for a particular supplier that could jeopardize our competitive selection procedures. Directors and Employees shall also protect the confidentiality of pricing and product information submitted to us by suppliers or potential suppliers.

Agreements for the purchase of goods or services should be properly documented and clearly identify the products of services to be provided, the basis for earning payment, and the applicable rate or fee. The amount of payment must commensurate with the services or products provided.

5.2	GIFTS, BRIBES AND ENTERTAINMENT

The Company aims to treat all companies with whom it has business relationships, fairly and impartially. While business courtesies are to be encouraged, giving or accepting gifts and entertainment can be construed as an attempt to unduly influence relationships. Employees are to take special care when dealing with governmental or regulatory agencies as such agencies generally prohibit or strictly limit their officials or employees from offering or accepting gifts, entertainment and travel to government officials.

Pacific Internet Limited

Code of Business Ethics and Conduct

Directors, Employees or members of their families shall not accept gifts, services, travel, or entertainment that may affect, or be reasonably perceived to affect, their judgment or actions in the performance of their duties and bribes in any form, whether directly to or through any third party to obtain or retain business for or with or directing business to any person is strictly prohibited.

Directors and Employees must use their reasonable judgment to determine whether a gift is improper and should be refused immediately to prevent embarrassment to everyone and to avoid what may be an unintentional violation of this Code. Directors and Employee should therefore ensure that proper declaration and acknowledgment procedures for all gifts that are received are adhered to.

The recipient must report without delay any receipt of gifts with a value exceeding S$100.00 by completing the attached form titled “Declaration of Gifts Received” which may also be obtained from Group Human Resource & Administration or the Human Resource Department of your respective Group Company and seek clearance from the following Approving Officers.

Recipients	Approving Authority
a) Any Director including President & CEO	Board Committee

b) Senior Management Staff (reporting directly to the President & CEO)	President & CEO

c) Employees of Group Companies	Country Managing Director and Country Head of Finance

d) Employees in Group functional departments	Head of Department and CFO

Examples of gifts which may be accepted and retained by the Directors and Employees without declarations are corporate mementos/ souvenirs which have no commercial value such as diaries, calendar, memo pads, year planner, etc.

An Employee should report to his/her immediate supervisor or the Managing Director of your respective Group company if he/she is offered any inducement or gratification. Gifts should also be refused under the following circumstances:

a)	It is likely to result in unnecessary or undesirable indirect or direct publicity for the Company.

b)	It is intended to exert influence on or is likely to embarrass the Company.

c)	The receipt of such Gifts would place the recipient under any form of obligation.

d)	A Gift in the form of cash must be refused.

e)	An Employee must not accept free trips from vendors/ contractors for the purpose of evaluating products. If such visits are necessary, they shall be undertaken at the Company’s expense subject to the approval of the Approving Officer as stated above.

A clear business purpose should be established. Employees will be reimbursed for reasonable business-related travel and entertainment expenses if they are authorized or justifiable, reasonable and in accordance with the Company’s travel and entertainment expense guidelines as modified from time to time.

Pacific Internet Limited

Code of Business Ethics and Conduct

5.3	DEALING WITH PROSPECTS AND CUSTOMERS

The Company is dedicated to total customer satisfaction. Integrity is critical if we are to achieve customer satisfaction and maintain a partnership with customers over the long term.

Employees must never knowingly make misrepresentations to customers regarding either the Company’s or competitors’ products or services; all comparisons to competitors must be accurate, based on publicly available information and not misleading.

Employees must not engage in “side letters” or agreements (verbal or written) outside written contracts with customers that would allow customers to invalidate or materially alter a transaction.

Further, Employees must take special care to comply with all legal and contractual obligations when dealing with government or regulatory clients.

6.	CONFIDENTIALITY AND PROTECTION OF COMPANY INFORMATION AND PROPERTY

6.1	USE AND DISCLOSURE OF INSIDE INFORMATION

“Material Non-Public Information” generally is defined as information that a reasonable investor would consider important in making a decision to buy, hold or sell securities and such information has not been previously disclosed to the general public and is otherwise not available to the general public.

In this Code, Directors and Employees in possession of “Material Non-Public Information” (where there is a reasonable likelihood that the information would be considered important by an investor) are considered “insiders”.

Directors and Employees shall comply with the Company’s Insider Trading Policy as modified from time to time. Insiders must not directly or indirectly (a) buy or sell the Company’s securities (other than as permitted under the Insider Trading Policy) or engage in any other action to take personal advantage of that information or (b) pass that information on to others outside the Company, including family and friends.

Further, under no circumstances should a Director or Employee disclose Company’s confidential information to any third party and shall comply with the Company’s policies on confidential information or the terms of any confidentiality undertaking entered into with the Company.

6.2	PROTECTING COMPANY PROPERTY

All Directors and Employees have a responsibility to protect the Company’s assets entrusted to them from loss, damage, misuse or theft. Assets include, but are not limited to, proprietary information, technology data, software, information system resources, land, buildings, equipment, documents and cash.

Directors and Employees are to comply with the PacNet Computing Resource Policy as modified from time to time which addresses computer security policies including software and hardware security and internet and email usage.

Pacific Internet Limited

Code of Business Ethics and Conduct

The use of Company assets should be limited to Company business and not extended for personal use. Any Director stepping down from the Board or Employee leaving the Company must return all property including documents or media containing proprietary information.

All information and intellectual property accessed and developed by any Employee in the course of service with the Company shall be considered the property of the Company and shall be deemed and treated as confidential proprietary information of the Company. It shall be left at its offices and shall not be removed at all times even upon the termination of your contract with the Company.

6.3	MEDIA RELATIONS

The Company views the media as a strategic communications medium that can be used effectively as its communications channel. Conversely, the media can also be counter productive and create public relations challenges and issues. The Company employs professionals who manage the public image of the Company through public relations events and by managing all communication with the media. Directors and Employees shall not communicate with the media without prior consultation with the Public Relations personnel of the Company, regardless of whether it is on or off the record. If there is any potential public relations issue e.g. a customer writing a complaint in a public forum, the Director or Employee should refer it to the Public Relations personnel immediately.

Regulation Fair Disclosure (FD) which is regulated by the Securities and Exchange Commission (SEC) is applicable to United States (US) listed companies. Regulation FD regulates how companies provide disclosure to the markets to create a level playing field for all investors. Although the Company is not subject to Regulation FD (as it is a foreign private issuer) the Company’s disclosure policy is consistent with Regulation FD and prohibits disclosure of any material information to selected persons but shall be disseminated fairly and promptly to all investors. For communications with shareholders, research analysts, fund managers or potential investors, Directors and Employees shall not communicate with the investment community without prior consultation with the Investor Relations personnel of the Company, regardless of whether it is on or off the record. If there is any queries or request for Company information, the Director and Employee should refer such queries or requests to the Investor Relations personnel immediately.

7.	REPORTING VIOLATIONS AND NON-RETALIATION POLICY

7.1	REPORTING VIOLATIONS

Any Director or Employee who is aware of any violation of the Code, or is concerned that a violation might develop has a duty to disclose such violation immediately Directors and Employees may report a violation or potential violation by submitting any concerns or complaints as follows:

(i)	to the Board Committee via email at corpgovernance@pacific.net.sg where the complaint is made by any Director, the President & CEO or any Employee against any Director or the President & CEO;

(ii)	to the Ethics Committee via email at ethics@pacific.net.sg where the complaint is made by any Director, the President and CEO or Employee against an Employee.

Pacific Internet Limited

Code of Business Ethics and Conduct

The complaint should include as much information as possible on the subject matter of the complaint so that the information is sufficient to enable a full and proper investigation to be conducted. Such information should include details as to where and when the incident(s) occurred, the names and titles of the individuals involved and all other relevant details as the reporting employee is able to provide.

Upon receipt of any complaint, the Board Committee and appropriate management personnel (if deemed appropriate by the Board Committee) or the Ethics Committee (as the case may be) will proceed to investigate the complaint and determine the appropriate action to be taken in the event of any violation of this Code. If deemed appropriate by the Ethics Committee, the Ethics Committee may refer the complaint to the Board Committee to conduct the investigation. The Board Committee and the Ethics Committee shall maintain a register (“Complaints Register”) for the purposes of recording all complaints received, the date of such complaint, nature of such complaint, their investigation and their resolution and the actions taken. The Board Committee and the Ethics Committee shall make the Complaints Register available for inspection upon any request approved by it.

Complaints may be submitted anonymously. In order to aid the Board Committee or the Ethics Committee in its review and investigation of complaints, an Employee is encouraged to disclose his identity when submitting complaints and the identity of an Employee, so disclosed, shall be kept strictly confidential save where:

(i)	the identity of the Employee, in the opinion of the Board Committee or the Ethics Committee, is material to any investigation;

(ii)	it is required by law, order or direction of any court, regulatory body or stock exchange; or

(iii)	the Board Committee or the Ethics Committee is of the opinion that it would be in the best interests of the Group to do so.

Subject to legal constraints, the complainant will receive information about the outcome of any investigations.

Failure to report actual or suspected violations is itself a violation of the Code. All complaints of violations should be made in good faith with reasonable grounds for believing that a violation has taken place, is taking place or will take place. Only upon the determination of the Board Committee or the Ethics Committee (as the case may be) may any action be taken against any Employee who has made a complaint frivolously, maliciously, in bad faith or otherwise an abuse of the policies and procedures herein. The Company reserves the right to take such action as the Board Committee or Ethics Committee deems appropriate against any such Employee.

7.2	NON-RETALIATION POLICY

No Employee shall be subject to any Retaliation Action by the Company because of any complaint made in good faith. This means that any Employee who in good faith reports an actual or suspected violation of the Code, laws and regulations is not to be discharged, demoted, suspended, harassed or in any manner discriminated against with respect to good faith reporting of any concerns or complaints. Any complaints alleging Retaliatory Action shall be dealt with in the same manner as any complaint alleging a violation of the Code as set out in Clause 7.1 above.

Pacific Internet Limited

Code of Business Ethics and Conduct

However, the Company reserves the rights to take such action as the Company deems appropriate (including dismissal) against any Employee who makes a report frivolously, in bad faith or who knowingly makes a false accusation or otherwise in abuse of the policies and procedures herein.

8.	ACCOUNTABILITY FOR ADHERENCE TO THE CODE

Any violation of the Code may result in disciplinary action, up to and including termination of employment. Directors or Employees may also be personally liable for any legal or ethical violations.

9.	AMENDMENTS AND WAIVERS

9.1	AMENDMENTS

The Board Committee will review this Code periodically and recommend any amendment as appropriate for approval by the Board of Directors.

9.2	WAIVERS

Any waiver from this Code for Directors or Employees of the Company may be made only upon approval by the Board of Directors and the nature and reasons for such waiver shall be promptly disclosed in accordance with all relevant SEC and NASDAQ disclosure requirements.

The Company will promptly disclose any such amendment to and waiver of this Code, as required by law or SEC regulation.

10.	CONCLUSION

This Code of Business Ethics and Conduct provides an overview of the Company’s ethical principles and standards and is therefore not all encompassing.

If you are confronted with situations not covered by this Code or have queries regarding the matters addressed by this Code, you are encouraged to consult with your immediate supervisor, Managing Director of your respective Group company, the Head of Group Legal/Company Secretary, Head of Group Human Resource & Administration, CFO or the President & CEO.

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Approved by the Board of Directors on 4th day of August 2006

Revision History:

-	Original approved and adopted by the Board of Directors on the 4th day of February 2004.

-	1st Amendment approved by the Board of Directors on the 14th day of May 2004.

-	2nd Revised approved by the Board of Directors on 4th day of August 2006